Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-255862

Supplementing the Preliminary Pricing Supplement

dated March 20, 2024 (to the Prospectus Supplement dated May 7, 2021 and the Prospectus dated May 7, 2021)

AIR LEASE CORPORATION

€600,000,000 3.700% MEDIUM-TERM NOTES, SERIES A, DUE APRIL 15, 2030

PRICING TERM SHEET

DATE: MARCH 20, 2024

Issuer:	Air Lease Corporation

Ratings*:	Standard & Poor’s Ratings Services: BBB (stable) Fitch Ratings: BBB (stable) Kroll Bond Rating Agency: A- (stable)

Security Description:	3.700% Medium-Term Notes, Series A, due April 15, 2030 (the “Notes”)

ISIN:	XS2628704210

Common Code:	262870421

CUSIP:	00912XBN3

Principal Amount:	€600,000,000

Underwriting Discount:	0.500% per Note

Net Proceeds (before expenses):	€589,428,000

Trade Date:	March 20, 2024

Settlement Date:	March 27, 2024 (T+5)

Maturity Date:	April 15, 2030

Coupon:	3.700%

Issue Price:	98.738% of principal amount

Mid-Swap Yield:	2.739%

Spread to Mid-Swap:	+120 basis points

Benchmark Bund:	DBR 0.000% due February 15, 2030

Benchmark Bund Yield/Price:	2.377% / 87.055%

Spread to Benchmark Bund:	+156.2 basis points

Yield to Maturity:	3.939%

Interest Payment Frequency:	Annual

Interest Payment Dates:	Each April 15, beginning on April 15, 2024 (short first coupon)

Regular Record Dates:	Every April 1

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Currency of Payment:	All payments of principal, premium, if any, interest or any Additional Amounts (as defined in the Preliminary Pricing Supplement dated March 20, 2024 (the “Preliminary Pricing Supplement”)) in respect of the Notes, including payments made upon any redemption or repurchase pursuant to the terms of the Notes, will be payable in euros. Notwithstanding anything to the contrary set forth in the related prospectus supplement or related prospectus, if the euro is unavailable to the Issuer in the Issuer’s good faith judgment due to the imposition of exchange controls or other circumstances beyond the Issuer’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions of or within the international banking community, then all payments in respect of the Notes will be made in U.S. dollars until the euro is again available to the Issuer or so used.

Business Day Convention:	Following

Business Days:	Any day other than a Saturday or Sunday, that (1) is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York or the City of London and (2) is also a day on which the Trans-European Automated Real-time Gross Settlement Express Transfer System (TARGET2) or any successor thereto is open (a “TARGET2 Business Day”)

Optional Redemption:	Prior to March 15, 2030 based on the Comparable Government Bond Rate (as defined in the Preliminary Pricing Supplement) plus 25 basis points, or on or after March 15, 2030, at par, as further described in the Preliminary Pricing Supplement.

Change of Control Repurchase Event:	Puttable at 101% of principal plus accrued and unpaid interest, if any, to the date of purchase.

Payment of Additional Amounts:	Yes, as provided in the Preliminary Pricing Supplement.

Redemption for Tax Reasons:	Yes, as provided in the Preliminary Pricing Supplement.

Denominations/Multiples:	€100,000 x €1,000

Governing Law:	New York

Clearing and Settlement	Euroclear/Clearstream

Anticipated Listing	The Issuer intends to apply to list the Notes on The New York Stock Exchange.

Joint Book-Running Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Deutsche Bank AG, London Branch J.P. Morgan Securities plc NatWest Markets Plc Société Générale Banco Santander, S.A. BNP Paribas Lloyds Securities Inc.

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Investing in the Notes involves a number of risks. See “Risk Factors” included or incorporated by reference in the Preliminary Pricing Supplement, the related prospectus supplement dated May 7, 2021 and the related prospectus dated May 7, 2021. Capitalized terms used in this pricing term sheet, but otherwise not defined, shall have the meanings assigned to them in the Preliminary Pricing Supplement. References in this term sheet to “€” or “euro” are to the currency introduced at the third stage of the European economic and monetary union pursuant to the Treaty establishing the European Union, as amended from time to time.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer has filed a registration statement (including a prospectus), a related prospectus supplement and a related Preliminary Pricing Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and the related Preliminary Pricing Supplement, including the documents incorporated by reference in each of these filings for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the related prospectus, the related prospectus supplement and the related Preliminary Pricing Supplement if you request them by contacting: (i) Banco Bilbao Vizcaya Argentaria, S.A. at +34 91 537 43 05, (ii) Deutsche Bank AG, London Branch at 1-800-503-4611, (iii) J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468 or J.P. Morgan Securities LLC (for U.S. investors) at (212) 834-4533, (iv) NatWest Markets Plc at +44 20 7085 7683 or (v) Société Générale at 1-855-881-2108.

MiFIDII and UK MiFIR professionals/ECPs-only / No PRIIPs KID or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Relevant stabilization regulations including FCA/ICMA will apply.

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